Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended March 31, 2026

BEIJING, June 16, 2026 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended March 31, 2026.

Highlights for the Quarter Ended March 31, 2026

●	Transaction volume was 18,211 units for the three months ended March 31, 2026, representing a decrease of 15.8% from 21,634 units in the last quarter and an increase of 120.4% from 8,264 units in the same period last year.
●	Retail transaction volume was 16,530 units, representing a decrease of 13.7% from 19,160 units in the last quarter and an increase of 119.1% from 7,545 units in the same period last year.
●	Total revenues were RMB1,073.7 million (US$155.6 million) for the three months ended March 31, 2026, representing a decrease of 10.4% from RMB1,197.9 million in the last quarter and an increase of 112.9% from RMB504.2 million in the same period last year.
●	Gross margin was 7.0% for the three months ended March 31, 2026, compared with 6.8% in the last quarter and 7.0% in the same period last year.
●	Loss from operations was RMB66.6 million (US$9.7 million) for the three months ended March 31, 2026, compared with RMB58.7 million in the last quarter and RMB35.3 million in the same period last year.
●	Non-GAAP adjusted EBITDA[1] was a loss of RMB34.3 million (US$5.0 million), compared with a loss of RMB27.2 million in the last quarter and a loss of RMB8.9 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “In the first quarter of 2026, despite the seasonal impact of the Chinese New Year holiday, our retail transaction volume still reached 16,530 units, up 119% year over year, marking the eighth consecutive quarter of year-over-year growth above 110%. We also maintained a high quality of growth across our business. Our inventory turnover days for vehicles available for sale remained stable at approximately 30 days, gross margin stayed stable, and our net promoter score (NPS) further improved to 68, and customer satisfaction and brand reputation remain at industry-leading levels.”

Mr. Dai continued, “In March, our Tianjin Superstore commenced operations, bringing the number of superstores in operation to six. With the continued ramp-up of our existing superstores and the planned opening of additional superstores, we remain confident in achieving retail transaction volume growth of more than 100% year over year for full-year 2026.”

1 This is a non-GAAP measure. We believe non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of our performance, both in the current period and across periods. See our Financial Supplement, furnished as Exhibit 99.1 to our Current Report on Form 6-K on June 16, 2026 with the SEC, "Unaudited Reconciliations of GAAP And Non-GAAP Results" for a reconciliation and additional information on non-GAAP measures.

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Mr. Feng Lin, Chief Financial Officer of Uxin, stated, “In the first quarter of 2026, retail transaction volume and revenue experienced a normal sequential decline due to the Chinese New Year holiday season, while our overall business achieved a strong year-over-year growth. Total revenue reached RMB1.07 billion, up 113% year over year. In particular, our retail vehicle sales revenue was RMB1.01 billion, representing a 118% increase year over year. Gross margin was 7.0%, an improvement of 0.2% from the prior quarter. The non-GAAP adjusted EBITDA loss was RMB34.3 million for the first quarter, primarily reflecting the upfront investments associated with the ramp-up of new superstores and the continued build-out of our superstore teams. As our existing superstores continue to mature, we expect the operating leverage to improve over time, supporting continued growth in both revenue and profitability.”

Financial Results for the Quarter Ended March 31, 2026

Total revenues were RMB1,073.7 million (US$155.6 million) for the three months ended March 31, 2026, representing a decrease of 10.4% from RMB1,197.9 million in the last quarter and an increase of 112.9% from RMB504.2 million in the same period last year. The quarter-over-quarter decrease was mainly due to the decrease in retail vehicle sales revenue. The year-over-year increase was mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB1,015.0 million (US$147.1 million) for the three months ended March 31, 2026, representing a decrease of 10.1% from RMB1,129.0 million in the last quarter and an increase of 118.0% from RMB465.5 million in the same period last year. For the three months ended March 31, 2026, retail transaction volume was 16,530 units, representing a decrease of 13.7% from 19,160 units last quarter and an increase of 119.1% from 7,545 units in the same period last year. The quarter-over-quarter decrease in retail vehicle sales revenue was mainly due to the decrease in retail transaction volume resulting from seasonality. The Chinese New Year holiday lasted from February 15 to 23 in 2026, which is the traditional used car off-season. The year-over-year increase was mainly due to the increase in retail transaction volume by 119.1%, the rapid growth in sales volume was primarily driven by the Company’s new superstores in Wuhan, Zhengzhou and Jinan, which commenced trial operations in February, September and December 2025, respectively. Additionally, our established superstores in Xi’an and Hefei continued to deliver robust growth.

Wholesale vehicle sales revenue was RMB27.9 million (US$4.0 million) for the three months ended March 31, 2026, compared with RMB38.2 million in the last quarter and RMB22.5 million in the same period last year. For the three months ended March 31, 2026, wholesale transaction volume was 1,681 units, representing a decrease of 32.1% from 2,474 units last quarter and an increase of 133.8% from 719 units in the same period last year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB30.8 million (US$4.5 million) for the three months ended March 31, 2026, compared with RMB30.7 million in the last quarter and RMB16.2 million in the same period last year.

Cost of revenues was RMB998.6 million (US$144.8 million) for the three months ended March 31, 2026, compared with RMB1,117.0 million in the last quarter and RMB468.9 million in the same period last year.

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Gross margin was 7.0% for the three months ended March 31, 2026, compared with 6.8% in the last quarter and 7.0% in the same period last year. The Company’s gross margin remained relatively stable.

Total operating expenses were RMB142.1 million (US$20.6 million) for the three months ended March 31, 2026. Total operating expenses excluding the impact of share-based compensation were RMB132.6 million.

●	Sales and marketing expenses were RMB115.8 million (US$16.8 million) for the three months ended March 31, 2026, representing a decrease of 5.3% from RMB122.3 million in the last quarter and an increase of 87.6% from RMB61.7 million in the same period last year. The quarter-over-quarter decrease was mainly due to the decreased salaries for the sales teams. The year-over-year increase was mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

●	General and administrative expenses were RMB23.4 million (US$3.4 million) for the three months ended March 31, 2026, representing an increase of 2.7% from RMB22.8 million in the last quarter and an increase of 27.5% from RMB18.3 million in the same period last year. The year-over-year increase was mainly due to the increased employee compensation as a result of the increase in superstores.

●	Research and development expenses were RMB2.9 million (US$0.4 million) for the three months ended March 31, 2026, representing a decrease of 12.2% from RMB3.3 million in the last quarter and an increase of 1.0% from RMB2.9 million in the same period last year. The quarter-over-quarter decrease was mainly due to the impact of share-based compensation expenses.

Other operating income, net was RMB0.5 million (US$0.1 million) for the three months ended March 31, 2026, compared with RMB8.8 million for the last quarter and RMB11.9 million in the same period last year. The decrease was mainly due to the decline of gains from derecognition of certain long-aged liabilities.

Loss from operations was RMB66.6 million (US$9.7 million) for the three months ended March 31, 2026, compared with RMB58.7 million in the last quarter and RMB35.3 million in the same period last year.

Interest expenses were RMB23.9 million (US$3.5 million) for the three months ended March 31, 2026, compared with RMB24.7 million in the last quarter and RMB22.5 million in the same period last year.

Net loss from operations was net loss of RMB91.6 million (US$13.3 million) for the three months ended March 31, 2026, compared with net loss of RMB82.8 million in the last quarter and net loss of RMB51.4 million in the same period last year.

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Non-GAAP adjusted EBITDA was a loss of RMB34.3 million (US$5.0 million) for the three months ended March 31, 2026, compared with a loss of RMB27.2 million in the last quarter and a loss of RMB8.9 million in the same period last year.

Liquidity

The Company has incurred net losses since inception. For the quarter ended March 31, 2026, the Company incurred net loss of RMB91.6 million. As of March 31, 2026, the Company had accumulated deficit in the amount of RMB20.0 billion, its current liabilities exceeded current assets by approximately RMB156.1 million, the Company’s cash balance was RMB47.4 million. Based on the Company’s liquidity assessment, which considers the plans to address these adverse conditions and events, including raising funds from planned equity and loan financings, growing vehicle sales volume and revenue by increasing the scale of vehicle purchase while maintaining vehicle inventory and working capital turnover by managing reasonable vehicle sale prices, improving gross profit margin by promoting value-added services offered to customers, and also adjusting its operation scale if and when necessary, the Company believes that its current cash and cash equivalents and the cash flows from operating and financing activities are sufficient for the Company to meet its anticipated working capital requirements, other capital commitments and the Company will be able to meet its payment obligations when liabilities fall due within the next twelve months from the date of this release.

Recent Development

Strategic Partnership with Shijiazhuang State-Owned Enterprise

The Company has entered into an equity investment agreement with Hebei Chengying Investment Promotion Operation Co., Ltd. (“Hebei Chengying”) to establish a subsidiary of the Company. Pursuant to the equity agreement, Uxin (Anhui) Industrial Investment Group Co., Ltd., a wholly owned subsidiary of the Company, will contribute RMB30.0 million, and Hebei Chengying will contribute RMB10.0 million, representing approximately 75% and 25% of the subsidiary’s total registered capital, respectively.

Chongqing Used Car Superstore Project

On May 21, 2026, Uxin announced the launch of a new used car superstore project in Chongqing. The project will integrate a large-scale used car reconditioning facility with a one-stop retail experience, featuring a total capacity of more than 5,000 vehicles for display and sale. The superstore is expected to begin operations in 2026 and further strengthen Uxin’s strategic presence in southwestern China.

Business Outlook

For the three months ended June 30, 2026, the Company expects its retail transaction volume to range between 18,000 units and 19,000 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB1,050 million and RMB1,100 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

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Conference Call

Uxin’s management team will host a conference call Tuesday, June 16, 2026, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://dpregister.com/sreg/10209737/1042ec49cec

A telephone replay of the call will be available after the conclusion of the conference call until June 23, 2026. The dial-in details for the replay are as follows:

U.S.: +1 855 669 9658

International: +1 412 317 0088

Replay PIN: 3285335

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses), structure realignment cost which was mainly severance cost and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8980 to US$1.00, representing the index rate as of March 31, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Revenues
Retail vehicle sales	465,518	1,014,958	147,138
Wholesale vehicle sales	22,547	27,885	4,042
Others	16,164	30,811	4,467
Total revenues	504,229	1,073,654	155,647

Cost of revenues	(468,888)	(998,609)	(144,768)
Gross profit	35,341	75,045	10,879

Operating expenses
Sales and marketing	(61,703)	(115,784)	(16,785)
General and administrative	(18,334)	(23,383)	(3,390)
Research and development	(2,899)	(2,928)	(424)
Reversal of credit losses, net	395	-	-
Total operating expenses	(82,541)	(142,095)	(20,599)

Other operating income, net	11,948	456	66

Loss from operations	(35,252)	(66,594)	(9,654)

Interest income	7	11	2
Interest expenses	(22,542)	(23,923)	(3,468)
Other income	6,285	457	66
Other expenses	(655)	(1,288)	(187)
Foreign exchange gains/(losses)	776	(280)	(41)
Loss before income tax expense	(51,381)	(91,617)	(13,282)
Income tax expense	-	-	-
Equity in loss of affiliates, net of tax	-	-	-
Net loss, net of tax	(51,381)	(91,617)	(13,282)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,690)	(6,409)	(929)
Net loss attributable to UXIN LIMITED	(53,071)	(98,026)	(14,211)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-
Net loss attributable to ordinary shareholders	(53,071)	(98,026)	(14,211)

Net loss	(51,381)	(91,617)	(13,282)
Foreign currency translation, net of tax nil	75	597	87

Total comprehensive loss	(51,306)	(91,020)	(13,195)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,690)	(6,409)	(929)
Total comprehensive loss attributable to UXIN LIMITED	(52,996)	(97,429)	(14,124)

Net loss attributable to ordinary shareholders	(53,071)	(98,026)	(14,211)
Weighted average shares outstanding - basic	58,275,586,722	66,443,917,277	66,443,917,277
Weighted average shares outstanding - diluted	58,275,586,722	66,443,917,277	66,443,917,277

Net loss per share for ordinary shareholders, basic	(0.00)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.00)	(0.00)	(0.00)

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	83,006	47,359	6,866
Restricted cash	71	71	10
Accounts receivable, net	4,613	3,326	482
Other receivables, net of provision for credit losses of RMB14,105 and RMB14,082 as of December 31, 2025 and March 31, 2026, respectively	23,186	24,882	3,607
Inventory, net	545,554	422,137	61,197
Prepaid expenses and other current assets	87,466	91,450	13,257
Total current assets	743,896	589,225	85,419

Non-current assets
Property, equipment and software, net	85,447	86,119	12,485
Finance lease right-of-use assets, net	1,319,087	1,312,177	190,226
Operating lease right-of-use assets, net	270,325	240,899	34,923
Total non-current assets	1,674,859	1,639,195	237,634

Total assets	2,418,755	2,228,420	323,053

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	65,009	60,479	8,768
Other payables and other current liabilities	291,338	275,943	40,002
Current portion of operating lease liabilities	35,842	33,323	4,831
Current portion of finance lease liabilities	187,541	60,755	8,808
Short-term borrowings from third parties	397,161	314,831	45,641
Total current liabilities	976,891	745,331	108,050

Non-current liabilities
Long-term borrowings from third parties	10,000	10,000	1,450
Finance lease liabilities	1,081,322	1,098,678	159,275
Operating lease liabilities	245,373	223,004	32,329
Total non-current liabilities	1,336,695	1,331,682	193,054

Total liabilities	2,313,586	2,077,013	301,104

Mezzanine equity
Redeemable non-controlling interests (i)	336,057	470,211	68,166
Total Mezzanine equity	336,057	470,211	68,166

Shareholders’ deficit
Ordinary shares (ii)	45,922	45,929	6,658
Additional paid-in capital (ii)	19,370,282	19,379,788	2,809,479
Subscription receivable from shareholders (ii)	(21,165)	(21,165)	(3,068)
Accumulated other comprehensive income	234,630	235,227	34,101
Accumulated deficit	(19,860,557)	(19,958,583)	(2,893,387)
Total Uxin’s shareholders’ deficit	(230,888)	(318,804)	(46,217)
Non-controlling interests	-	-	-
Total shareholders’ deficit	(230,888)	(318,804)	(46,217)

Total liabilities, mezzanine equity and shareholders’ deficit	2,418,755	2,228,420	323,053

(i) On October 16, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of March 31, 2026, the Company and Wuhan Junshan each made contributions of RMB26.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

On July 8, 2024, the Company, through Uxin Anhui, entered into a strategic partnership with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Zhengzhou”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. As of March 31, 2026, the Company and Zhengzhou Airport Industry made contributions of RMB30.0 million and RMB12.5 million to Uxin Zhengzhou, respectively, and the investment from Zhengzhou Airport Industry was recognized as redeemable non-controlling interests.

On September 20, 2023, the Company entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of March 31, 2026, the first-year, second-year and third-year rentals of approximately RMB147.1 million, RMB127.7 million and RMB127.7 million was converted into the investment of approximately 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The investment was recognized as redeemable non-controlling interests.

(ii) On December 18, 2025, the Company entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of the Company. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1.2 billion of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for an aggregate consideration of US$10 million, which is expected to be paid in multiple installments. As of March 31, 2026, Abundant Grace Investment Limited has fulfilled its payment obligations in an aggregate amount of US$7.0 million of the total US$10.0 million purchase price. The Company has completed the full issuance and delivery of all the aforesaid subscribed Class A Ordinary Shares, and is entitled to a remaining subscription receivable of US$3.0 million due from Abundant Grace Investment Limited. The remaining US$3.0 million was recorded in “Subscription receivable from shareholders” as of March 31, 2026.

On December 26, 2025, the Company entered into definitive share subscription agreements with Abundant Glory Investment L.P.(affiliates of NIO Capital) and Prestige Shine Group Limited. Pursuant to the definitive agreements, Abundant Glory Investment L.P. and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares of the Company with par value of US$0.0001 per share at a price of US$0.00953 per Class A ordinary share for a total consideration of US$50 million. In substance, the Company issued two forward contracts to Abundant Glory Investment L.P. and Prestige Shine Group Limited, as Abundant Glory Investment L.P. and Prestige Shine Group Limited are obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that these forward contracts are considered indexed to the Company’s own stock and meet the requirement for equity classification, these forward contracts were also classified under the Company’s equity and was initially measured at fair value amounting to US$4.5 million (equivalent to approximately RMB31.3 million) with no subsequent remeasurement.

As of the date of this release, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. The Company received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

* Share-based compensation charges included are as follows:

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Sales and marketing	1,166	1,279	185
General and administrative	8,025	7,872	1,141
Research and development	617	361	52

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net loss, net of tax	(51,381)	(91,617)	(13,282)

Add: Income tax expense	-	-	-
Interest income	(7)	(11)	(2)
Interest expenses	22,542	23,923	3,468
Depreciation	16,593	22,780	3,302
EBITDA	(12,253)	(44,925)	(6,514)

Add: Share-based compensation expenses	9,808	9,512	1,378
- Sales and marketing	1,166	1,279	185
- General and administrative	8,025	7,872	1,141
- Research and development	617	361	52
Other income	(6,285)	(457)	(66)
Other expenses	655	1,288	187
Foreign exchange (gains)/losses	(776)	280	41

Non-GAAP adjusted EBITDA	(8,851)	(34,302)	(4,974)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(53,071)	(98,026)	(14,211)
Add: Share-based compensation expenses	9,808	9,512	1,378
- Sales and marketing	1,166	1,279	185
- General and administrative	8,025	7,872	1,141
- Research and development	617	361	52
Add: accretion on redeemable non-controlling interests	1,688	6,409	929
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(41,575)	(82,105)	(11,904)

Net loss per share for ordinary shareholders - basic	(0.00)	(0.00)	(0.00)
Net loss per share for ordinary shareholders - diluted	(0.00)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share - basic and diluted	(0.00)	(0.00)	(0.00)
Weighted average shares outstanding - basic	58,275,586,722	66,443,917,277	66,443,917,277
Weighted average shares outstanding - diluted	58,275,586,722	66,443,917,277	66,443,917,277

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.8980 as of March 31, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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